EXHIBIT 99.1





                                  ANNOUNCEMENT



                              WPP GROUP PLC ("WPP")
                              ---------------------


WPP will be announcing its preliminary results for the year ended 31st December 2002 on Monday, 24th February 2003.




14 January 2002